STATEMENT OF CASH FLOWS
For the period December 15, 2014 through December 31, 2015

Net income (Loss)	$	(38,672)
Adjustments to reconcile net loss to net cash used by		
Prepaid expenses		499
Accounts payable and accrued expenses		223
NET CASH USED BY OPERATING ACTIVITIES		(37,950)
FINANCING ACTIVITY		
Member contributions		24,000
Payable to owner		(4,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET CHANGE IN CASH		(17,950)
CASH, BEGINNING OF YEAR		50,306
CASH, END OF YEAR	$	32,356

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	0
Income Taxes	$	0

Supplemental disclosure of non-cash activity:

During the period December 15, 2014 through December 31, 2015, the Company reclassified $4,000 in payable to owner to equity.

See accompanying notes to financial statements.